[Winthrop & Weinstine Letterhead]
June 26, 2006
Philip T. Colton
Direct Dial: (612) 604-6729
Direct Fax: (612) 604-6929
pcolton@winthrop.com
VIA FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn: Adam Halper

RE:	Navarre Corporation
Registration Statement on Form S-1
Filed on April 13, 2006
File No. 333-133280
Dear Sir or Madam:
On behalf of Navarre Corporation (“Navarre”), a Minnesota corporation, we are providing an EDGAR transmission of Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (“Form S-1”). We are also responding to the comments presented in the letter from Mr. Adam Halper dated May 10, 2006. For the Staff’s convenience, each of our Responses is preceded by the related Staff Comment.
Before addressing the specific comments, we wish to point out that Amendment No. 1 updates the registration statement to reflect changes made to the basic disclosure document to reflect revisions made in Navarre’s Form 10-K for the fiscal year ended March 31, 2006 filed on June 14, 2006. The revisions are both disclosure revisions and the inclusion of updated financial information. We have also updated: (i) the reduced total number of shares being registered reflecting sales made by a selling shareholder since the time of the filing of the Form S-1; and (ii) the compensation information contained in the prospectus to reflect actions and payments in fiscal year 2006. Incorporation of this updated information caused a number of revisions throughout the entire Amendment.

Securities and Exchange Commission
June 26, 2006

Form S-1

Risk Factors

Any material weakness or significant deficiency in our internal controls ..., page 16
Comment 1.
Please revise this risk factor to discuss your previously identified material weaknesses and each conclusion concerning your effectiveness or ineffectiveness of disclosure controls and procedures and internal control over financial reporting beginning with your conclusions for the fiscal year ended March 31, 2005. Please also revise to discuss your remediation efforts and the effects the identified material weaknesses and ineffective disclosure controls may have to investors. In addition, we note your Form 10-Q for the quarter ended December 31, 2005 states that there were no changes in your internal control over financial during that fiscal quarter, however, your Form 10-Q/A for the fiscal quarter ended September 30, 2005 discusses “remediation steps” undertaken during the third fiscal quarter of 2006. Please explain.

Response 1.	The Company believes the risk factor accurately discusses the potential risk of material weaknesses or significant deficiencies in internal controls. The Company also believes that the risk factor as discussed in the Form 10-K for the fiscal year ended March 31, 2005 in conjunction with the expanded discussion of the material weaknesses in Item 9. Controls and Procedures was adequate.

Securities and Exchange Commission
June 26, 2006

In our Form 10-K for the fiscal year ended March 31, 2005 and in our Form 10-Qs for the quarterly periods ended June 30, 2005 and September 30, 2005 we noted that we did not maintain adequate controls over the accounting for certain compensation and severance arrangements, for income taxes and over the identification and determination of appropriate accounting treatment for certain business relationships we have with entities that were variable interest entities under FIN 46(R). Management implemented additional procedures to enhance the identification of the proper accounting treatment for compensation arrangements, hired a tax manager to manage the process and ensure controls and procedures over financial reporting related to income taxes were functioning and strengthened its controls and procedures related to determine the appropriate accounting treatment related to variable interest entities.

As to your question regarding our discussion about internal controls and procedures in our Form 10-Q for the quarter ended December 31, 2005, the Company was advised that due to the fact that the material weakness relating to variable interest entities identified in a previous period was remediated and thus no longer existed, that the Company’s disclosure in Item 4. Controls and Procedures was appropriate.
Management
Executive Compensation, page 51
Comment 2.
Pursuant to Interpretation J.8B of the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, please update your executive compensation disclosure through the end of your most recently completed fiscal year for the named executives.

Response 2.	As noted above, Amendment No. 1 contains compensation disclosure through the end of the most recently completed fiscal year.

Securities and Exchange Commission
June 26, 2006

Comment 3.
We note in the summary compensation table you have included forgiveness of principal and interest of a company loan and earned but deferred amounts under the deferred incentive portion of Mr. Paulson’s employment agreement under the heading “All Other Compensation”. We do not understand why these amounts are not listed under an annual compensation heading such as “Salary” or “Bonus.” Please advise.

Response 3.	As described under the heading Eric H. Paulson Employment Agreement we entered into an employment agreement with Mr. Paulson effective November 1, 2001, providing for his employment as Chairman and CEO of Navarre from November 1, 2001 until March 31, 2007. The employment agreement provides for an annual base salary of $350,000 subject to annual salary increases as may be approved by the Compensation Committee. Amounts paid each year as base salary are listed in the Summary Compensation Table in the “Salary” column.

The employment agreement also provided for the payment of $1.0 million to Mr. Paulson upon the signing of the agreement as a loan. The loan is required to be forgiven in equal annual installments of principal, together with accrued interest over the term of the Employment Agreement. We do not consider the forgiveness of this loan as part of Mr. Paulson’s base salary or as part of his annual bonus. Rather this was consideration for his service over the term of the employment agreement. The forgiveness of debt is and has been listed in the Summary Compensation Table under the column “All Other Compensation” and is and has been described in detail in the footnote 2 to the Table.

The employment agreement also provided for Mr. Paulson to receive after his retirement at the end of the term of the agreement for payments up to $4,000,000 if our Common Stock met certain price targets. The price targets for a portion of these payments were met in fiscal year 2004 and the price targets for the remainders were met in fiscal year 2005, and the Company recorded compensation expense for this provision of $1.5 million and $2.6 million in those fiscal years, respectively. We do not consider these amounts as part of Mr. Paulson’s base salary or as part of his annual bonus. They reward and require his service over the term of the employment agreement. These earned but deferred payments are listed in the Summary Compensation Table under the column “All Other Compensation” and are and have been described in detail in the footnote 2 to the Table.

Securities and Exchange Commission
June 26, 2006

Item 402(b)(2)(iii)(A) of Regulation S-K describes the information to be included in the “Salary” column as “The dollar value of base salary (cash and non-cash) earned by the named executive officer during the fiscal year covered.” We have interpreted this to mean that only that portion of Mr. Paulson’s compensation considered as annual base salary should be listed in this column under the appropriate year. Item 402(b)(2)(iii)(B) of Regulation S-K further describes the information to be included in the “Bonus” column as “The dollar value of bonus (cash and non-cash) earned by the named executive officer during the fiscal year covered.” We have interpreted this to mean that the incentive compensation earned by Mr. Paulson for his service during one fiscal year should be listed in this column under the appropriate year.

From the language of Item 402(b)(2)(iii)(C) describing the “Other Annual Compensation” column we determined that this column should only include: the dollar value of perquisites for the fiscal year; above-market or preferential earnings on restricted stock, options, SARs or deferred compensation paid or payable for the fiscal year; earnings on long-term incentive plan compensation paid or payable for the fiscal year; amounts reimbursed during the fiscal year for the payment of taxes; and the dollar value of discounts on the purchase of the registrant’s securities during the fiscal year. We do not believe that Mr. Paulson’s forgiveness of debt and deferred incentive compensation under his employment agreement fall in any of these categories. Instead as these amounts, which have been fully described in footnote 2, relate to Mr. Paulson’s service over the term of his employment agreement, we interpreted that they should be disclosed pursuant to the “catch-all” of the column titled “All Other Compensation.” They are very similar to the category described for this column in Item 401(b)(2)(v)(A) as “The amount paid, payable or accrued to any named executive officer pursuant to a plan or arrangement in connection with: (1) The resignation, retirement or any other termination of such executive officer’s employment with the registrant and its subsidiaries.”
Security Ownership of Certain Beneficial Owners and Management, page 59
Comment 4.
We note the table sets forth ownership information as of December 31, 2005. Please revise to include the information as of a more recent practicable date.

Securities and Exchange Commission
June 26, 2006

Response 4.	The table information has been updated to June 12, 2006.
Selling Shareholders, page 61
Comment 5.
We note your statement that 5,699,998 shares were “originally” sold in your March 2006 private placement. We are unclear as to the scope of this statement. Advise why you determined to use the term “originally” in your disclosure.

Response 5.	There term “originally” was used merely to highlight that the registration statement covers shares for re-sale. The Company deleted the word “originally” in the revised “Selling Shareholders” section in Amendment No. 1.
Comment 6.
In calculating the number of shares offered for sale as discussed in the first paragraph of this section it appears there could be over 12,762,981 million shares offered by this prospectus. Please confirm the 2,733,491 shares of common stock discussed in this section that are to be registered pursuant to various “registration rights” are an aggregation of the shares discussed after the colon. In addition, we note disclosure on the prospectus front cover and page 6 differs from disclosure in this section. In this section please provide a more detailed discussion of your shares registered pursuant to “various registration rights.” With respect to the 606,005 shares, are you intending to rely upon Rule 429? If so, this should be made clear in your disclosure.

Response 6.	The 2,379,092 shares of common stock discussed in this section that are to be registered pursuant to various “registration rights” are an aggregation of the shares discussed after the colon. Please note, and as discussed above, this and other numbers in the chart below and in Amendment No. 1 generally have been revised to reflect sales made by a selling shareholder since the filing of the Form S-1 in order to update the number of shares remaining unsold as of June 14, 2006. Please see Response 8. Therefore, only a total of 9,675,091 shares are covered by the prospectus.

The following chart identifies the shares covered by this registration statement and their “origin.” We utilized the codes in the chart to identify such origin in the revised Selling Shareholders table in Amendment No. 1 in response to Comment 7:

Securities and Exchange Commission
June 26, 2006

	Aggregate Number of
	Shares Covered by
	Registration
Method of Acquisition	Statement	Amendment No. 1 Code
2003 PIPE — unsold remainder	251,606	A
Michael Bell Share Acquisition	300,000	B
FUNimation Acquisition Shares	1,827,486	C
2006 PIPE	7,295,999	D
Total shares:	9,675,091	—

Thus, the revised Selling Shareholders table in Amendment No. 1 more fully describes the registration rights pursuant to which the shares are being registered and indicates how each shareholder obtained its shares.

The Company did not intend to rely on Rule 429 with respect to the 251,606 shares, but rather included all unsold shares remaining from Form S-3 on Registration Statement No. 333-111733 in this Form S-1 and planned to withdraw Form S-3 on Registration Statement No. 333-111733 upon effectiveness of this registration statement. The inclusion of the remaining shares results from the registration rights still possessed by the selling shareholders under the prior private placement in March 2003. The Company’s intention not to rely on Rule 429 is further evidenced by the Company’s calculation and payment of the registration fee based on all shares being registered, whereas Rule 429 permits an issuer to carry forward previously paid fees with respect to shares already registered on a separate registration statement. Because the Company did not intend to update Form S-3 on Registration Statement No. 333-111733, but rather to terminate it and maintain only one active registration statement, it included all remaining unsold shares on this Form S-1.
Comment 7.
Please revise the footnotes to your selling shareholder table to clearly state how each selling shareholder received its shares. For example, please provide this information for Heights Capital Management, HHMI Investments, and any other selling shareholder for which there is no current discussion.

Response 7.	Please see Response 6 and Amendment No. 1.

Securities and Exchange Commission
June 26, 2006

Comment 8.
We note your statement in footnotes 1 and 2 and at the top of selling shareholder table that the selling shareholder information is based off of shares outstanding at December 31, 2005 and after your March private placement. Please note that the selling shareholder information should be provided close to the anticipated effective date.

Response 8.	The referenced notes are revised in Amendment No. 1 to indicate that selling shareholder information is as of June 14, 2006.
Comment 9.
Please advise that none of the selling shareholders are registered broker-dealers or are affiliated with a registered broker-dealer other than as disclosed in the footnotes to this section.

Response 9.	Based solely on information provided to the Company through selling shareholder questionnaires, and other than as disclosed in the revised footnotes to this section, none of the selling shareholders are registered broker-dealers or are affiliated with a registered broker-dealer.
Description of Capital Stock, page 66
Registration Rights
Comment 10.
Please revise to discuss the liquidated damages provisions (i.e., Section 2.3 of the Registration Rights Agreement) entered into in connection with the March 2006 unregistered offering.

Response 10.	The liquidated damages provisions in the registration rights agreement related to the March 2006 unregistered offering is described in this section of Amendment No. 1.
Where you can find more information, page 70
Comment 11.
Please note the address of the SEC Headquarters is now 100 F Street, N.E. Washington, D.C. 20549.

Securities and Exchange Commission
June 26, 2006

Response 11.	Amendment No. 1 includes the SEC’s current address in the “Where You Can Find More Information” section.
Exhibits II-3
Comment 12.
Please revise your exhibit index to specifically incorporate exhibits that discuss the rights and obligations of any selling shareholders and the underlying transactions by which selling shareholders received their shares subject to resale. Please include, for example, exhibits related to the 2003 PIPE, the FUNimation acquisitions, the Bell agreements, and any placement agent agreements.

Response 12.	The exhibit list has been revised accordingly.
Undertakings, page II-3
Comment 13.
The undertakings under Item 512 of Regulation S-K relating to Rule 415 offerings have been amended recently. Please revise.

Response 13.	The Company has amended the Form S-1 to include the revised undertakings.
Signatures, page II-5
Comment 14.
We note that Mr. Porter executed the Form S-1 as the “Executive Vice President, Chief Financial Officer.” Form S-1 requires your principal financial officer and principal accounting officer or controller to sign as well. See instruction 1 to Signatures of Form S-1. Accordingly, please ensure that your next amendment indicates who is signing in the capacity of principal accounting officer or controller and principal financial officer.

Response 14.	Mr. Porter is the Company’s principal financial officer and that position is noted on the signature page of Amendment No. 1.

Securities and Exchange Commission
June 26, 2006

Very truly yours,

WINTHROP & WEINSTINE, P.A.

Philip T. Colton

PTC/aks/Enclosure

2741303v6

cc: Ryan Urness (w/o Encl.)